Form C



ADD COMMENT

Cover Page

Name of issuer:

ENDOSOUND, INC.

Legal status of issuer:

> **Form:**
>
> Corporation
>
> **Jurisdiction of Incorporation/Organization:**
>
> DE
>
> **Date of organization:**
>
> 6/17/2016

Physical address of issuer:

4640 South Macadam Avenue
Portland, OR 97239

Website of issuer:

https://endosound.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

Target number of securities to be offered:

39,576

Price:

$1.26

Method for determining price:

Dividing pre-money valuation $30,000,000.00 by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$3,548,628.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

12

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,075,346.00	$905,616.00
Cash & Cash Equivalents:	$618,783.00	$422,660.00
Accounts Receivable:	$116,681.00	$89,009.00
Current Liabilities:	$4,260,691.00	$1,805,222.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$630,732.00	$1,541,507.00
Cost of Goods Sold:	$239,166.00	$301,574.00
Taxes Paid:	$3,036.00	$98,218.00
Net Income:	($2,461,617.00)	($2,627,439.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

ENDOSOUND, INC.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Stephen Steinberg	Director, Advanced Therapeutic Endoscopy	Boca Raton Regional Hospital	2018
Scott Corbett	CTO	EndoSound	2018
Nicholas Puro	Venture Partner	GeoMedtech Ventures	2024
Morris Sandler	Serial Entrepreneur/Investor	Self Employed	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.


Officer	Positions Held	Year Joined
Stephen Steinberg	President	2018
Scott Aldrich Jr	CEO	2024
Scott Corbett	Chief Technology Officer	2018
Josh Cohn (AKA Kevin Cohn)	Chief Commercial Officer	2021
Paul Henwood	Chief Operating Officer	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Stephen Steinberg	20%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The endoscopic ultrasound market is dominated by large, well-established medical device companies including Pentax Medical, Olympus Corporation, and Fujifilm Holdings, all of which have substantially greater financial resources, established customer relationships, extensive sales and marketing capabilities, and decades of experience in the endoscopy market. These competitors have significant advantages in brand recognition, installed base of equipment, service and support infrastructure, and relationships with key opinion leaders and healthcare institutions. They also have the resources to invest heavily in research and development, clinical studies, and competitive responses to new market entrants.

Our ability to compete effectively depends on our capacity to demonstrate superior value proposition through lower capital costs, improved safety profile, and operational efficiency compared to dedicated EUS systems. However, established competitors may respond to our market entry by reducing prices, enhancing their product offerings, or leveraging their existing customer relationships to maintain market share. If we are unable to differentiate our product effectively or if competitors introduce comparable solutions at competitive prices, our ability to gain market acceptance and generate revenue could be materially impaired. Additionally, these larger competitors may have greater ability to withstand economic downturns or market disruptions that could threaten our business.

We expect to conduct additional equity financings in the future to fund our operations and growth initiatives. Any issuance of additional equity securities, whether through private placements, public offerings, or convertible instruments, will dilute the ownership percentage of existing investors, including purchasers of securities in this offering. The extent of dilution will depend on the amount of capital raised, the valuation at which securities are issued, and the terms of such securities. Future investors may negotiate terms that are more favorable than those available to current investors, including liquidation preferences, anti-dilution protections, or other rights that could adversely affect the value of securities held by existing shareholders.

Additionally, if we issue securities with preferences, rights, or privileges senior to the securities offered in this offering, the rights and value of your investment could be materially impaired. We may also issue securities with voting rights that dilute or adversely affect the voting power of existing shareholders. While we will seek to raise capital on terms that are favorable to the company and existing shareholders, market conditions and our capital needs may require us to accept terms that result in significant dilution or other adverse consequences for current investors.

Our competitive position depends significantly on our ability to protect our proprietary technology through patents, trade secrets, and other intellectual property rights. We have obtained patents covering aspects of our technology that converts standard endoscopes into EUS systems, but patent protection involves complex legal and factual questions and provides only limited protection. Our patents may be challenged, invalidated, or circumvented by competitors, and we may not be able to prevent others from developing similar or superior technologies. The process of obtaining and maintaining patent protection is expensive and time-consuming, and we may not be able to afford to pursue patent protection in all relevant jurisdictions or to defend our patents against challenges.

Additionally, we may face claims from third parties alleging that our products infringe their intellectual property rights. The medical device industry is characterized by extensive patent portfolios held by established companies, and we may inadvertently infringe patents or other intellectual property rights of which we are not aware. Defending against infringement claims, even if ultimately successful, can be extremely costly and time-consuming, and could divert management attention from business operations. If we are found to infringe third-party intellectual property rights, we could be required to pay substantial damages, obtain licenses on unfavorable terms, modify our products, or cease selling our products altogether. Any of these outcomes could materially harm our business and financial prospects.

Our business operations, supply chain, and customer base could be significantly disrupted by events beyond our control, including pandemics, natural disasters, geopolitical conflicts, terrorism, or other force majeure events. The COVID-19 pandemic demonstrated how public health emergencies can disrupt healthcare systems, delay elective procedures, restrict access to healthcare facilities, and create supply chain challenges. Any similar future events could reduce demand for our products, delay sales cycles, disrupt manufacturing and distribution, or prevent us from accessing customers or conducting business operations normally.

Additionally, our operations are concentrated in specific geographic locations, including Portland, Oregon and Boca Raton, Florida, which could be affected by earthquakes, hurricanes, floods, or other natural disasters. Our reliance on third-party suppliers and manufacturers also exposes us to risks from disruptions affecting their operations or transportation networks. Geopolitical tensions, trade disputes, or military conflicts could disrupt international supply chains, affect our ability to expand into foreign markets, or create economic uncertainty that affects healthcare spending. While we may attempt to mitigate these risks through business continuity planning and supply chain diversification, we cannot predict or prevent all potential disruptions, and any significant force majeure event could materially harm our business, financial condition, and results of operations.

There is no public trading market for the securities being offered, and we do not expect that a public market will develop in the foreseeable future. The securities have not been registered under the Securities Act of 1933 or any state securities laws, and they may not be sold or transferred except pursuant to an effective registration statement or an applicable exemption from registration requirements. Even if an exemption is available, finding a buyer for your shares may be difficult or impossible.

Additionally, the securities are subject to a minimum one-year holding period under federal securities laws, during which you will be prohibited from selling or transferring your shares except in very limited circumstances. After the one-year holding period expires, your ability to sell will remain restricted by the lack of a public market and the requirements of applicable securities laws. You should be prepared to hold your investment indefinitely and to bear the economic risk of your investment for an extended period. The lack of liquidity means you will not be able to access your invested capital when needed, and you may never be able to realize any value from your investment. This lack of liquidity could be particularly problematic if you experience financial difficulties or if the company's performance deteriorates and you wish to exit your investment.

Our business operations are subject to various federal and state healthcare laws and regulations, including the Anti-Kickback Statute, the False Claims Act, the Physician Payments Sunshine Act, and similar state laws. These laws regulate our relationships with healthcare providers, restrict certain marketing and promotional activities, and impose reporting and transparency obligations. The Anti-Kickback Statute prohibits offering, paying, soliciting, or receiving remuneration to induce referrals or purchases of items or services covered by federal healthcare programs. The False Claims Act imposes liability for knowingly presenting false or fraudulent claims for payment to government healthcare programs.

Compliance with these laws and regulations is complex and subject to evolving interpretations by regulatory and enforcement authorities. We may face investigations or enforcement actions if our sales, marketing, or business practices are alleged to violate these laws, even if we believe our conduct is lawful. Violations can result in significant civil and criminal penalties, exclusion from participation in government healthcare programs, corporate integrity agreements, and reputational harm. Additionally, we are required to track and report payments and transfers of value to physicians and teaching hospitals under the Physician Payments Sunshine Act. Any failure to comply with applicable healthcare laws and regulations could materially harm our business, financial condition, and prospects.

EndoSound, Inc. was incorporated in 2016 and remains an early-stage medical device company with limited operating history. We have not yet achieved profitability and have incurred losses since inception. We expect to continue to incur losses for the foreseeable future as we invest in commercialization, manufacturing scale-up, sales force expansion, and product development activities. Our ability to achieve profitability depends on successful market adoption of the EndoSound Vision System, our ability to generate sufficient revenue from both system sales and recurring disposable products, and our ability to manage operating expenses as we scale. There can be no assurance that we will achieve or sustain profitability, and if we are unable to do so, we may be forced to curtail operations or cease business entirely.

The medical device industry is characterized by long development cycles, significant capital requirements, and uncertain commercialization timelines. As an early-stage company, we face substantial challenges in establishing market presence, building customer relationships, demonstrating clinical and economic value, and competing against well-established competitors. Our limited operating history makes it difficult for investors to assess our business model, evaluate our prospects, or predict our future performance based on historical results.

As a company with only twelve employees, our success is highly dependent on the continued service and performance of our small management team and key technical personnel. The loss of one or more members of our leadership team or key employees could have a material adverse effect on our ability to execute our business plan, maintain relationships with customers and partners, oversee product development and regulatory activities, and manage day-to-day operations. Given our size, we do not have significant depth in our organizational structure, and the departure of key personnel could create operational disruptions that would be difficult to address quickly.

We do not maintain key person life insurance on any of our executives or key employees. Additionally, the market for qualified personnel in the medical device industry is highly competitive, particularly for individuals with expertise in endoscopic ultrasound technology, regulatory affairs, and medical device commercialization. We may face challenges in attracting, retaining, and motivating qualified personnel, and any failure to do so could impair our ability to grow our business and achieve our strategic objectives.

The success of our business depends on widespread adoption of the EndoSound Vision System by gastroenterologists, hospitals, GI labs, and ambulatory surgery centers. Physicians may be hesitant to adopt new medical technologies due to concerns about efficacy, safety, learning curves, workflow integration, or preference for established systems from trusted manufacturers. Even if our system offers cost advantages and comparable clinical performance, healthcare providers may be reluctant to change their existing practices or invest in new capital equipment, particularly if they have recently purchased dedicated EUS systems from competitors.

Additionally, our commercial success depends on obtaining adequate reimbursement coverage from government healthcare programs and private insurance payors. If procedures performed using our system are not adequately reimbursed, or if payors impose restrictions or prior authorization requirements, healthcare providers may be unwilling to adopt our technology regardless of its clinical or economic benefits. The healthcare reimbursement landscape is complex and subject to frequent changes in policies, payment rates, and coverage determinations. We may need to invest significant resources in health economic studies, real-world evidence generation, and payor engagement to demonstrate the value of our system and secure favorable reimbursement coverage. Any delays or failures in achieving market adoption or securing adequate reimbursement could significantly impair our ability to generate revenue and achieve profitability.

We will require substantial additional funding beyond this offering to execute our business plan, scale our commercial operations, expand our sales force, build inventory, conduct clinical studies, and support ongoing product development activities. The medical device industry is capital-intensive, and the costs associated with manufacturing scale-up, regulatory compliance, sales and marketing infrastructure, and working capital requirements are significant. We do not currently have commitments for additional financing beyond this offering, and there can be no assurance that we will be able to raise additional capital on acceptable terms, if at all.

Our ability to obtain additional financing will depend on numerous factors, including market conditions, investor sentiment toward medical device companies, our progress in commercialization, our financial performance, and the availability of credit or equity financing. If we are unable to secure additional funding when needed, we may be forced to delay, reduce, or eliminate planned expenditures, scale back our sales and marketing efforts, postpone product development initiatives, or cease operations entirely. Any inability to obtain sufficient capital would have a material adverse effect on our business, financial condition, and prospects, and could result in a complete loss of your investment.

The healthcare industry is undergoing significant changes, including consolidation of hospitals and healthcare systems, increasing emphasis on cost containment and value-based care, and evolving purchasing practices that favor group purchasing organizations and centralized procurement. These trends could adversely affect our ability to market and sell our products. Larger healthcare systems may have greater negotiating leverage and may demand price concessions, volume commitments, or other terms that reduce our profitability. Additionally, group purchasing organizations may establish preferred vendor relationships with our larger competitors, making it more difficult for us to gain access to potential customers.

Healthcare providers are under increasing pressure to reduce costs and demonstrate clinical and economic value for capital equipment purchases. Even though our system is designed to be more affordable than dedicated EUS systems, budget constraints and competing capital priorities may cause potential customers to defer or forego purchases of our products. Changes in healthcare delivery models, reimbursement policies, or regulatory requirements could also affect demand for endoscopic ultrasound procedures generally, which could reduce the market opportunity for our products. Any adverse trends in the healthcare industry could materially harm our business, revenue growth, and financial performance.

An investment in the securities offered in this offering is highly speculative and involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. We are an early-stage company with limited operating history, no history of profitability, and significant uncertainty regarding our ability to successfully commercialize our products and achieve our business objectives. There is no assurance that we will generate sufficient revenue to sustain operations, achieve profitability, or provide any return on your investment.

Investors should be aware that most early-stage companies fail, and even if we are successful in developing our business, there is no guarantee that you will realize any return on your investment or recover any portion of your capital. The value of your investment could decline significantly or become worthless. You should carefully consider your financial situation, investment objectives, and risk tolerance before investing, and you should not invest funds that you cannot afford to lose entirely. This investment is suitable only for investors who understand and can bear the risks of investing in early-stage companies and who do not require liquidity or current income from their investment.

Purchasers of securities in this offering will hold minority interests in the company and will have no ability to control or direct management decisions, corporate actions, or the outcome of matters submitted to shareholders for approval. The company's management and existing shareholders will retain control over all significant business decisions, including decisions regarding financing, mergers and acquisitions, asset sales, dividend policy, and the election of directors. You will have limited voting rights and will not be able to prevent actions with which you disagree or that may be adverse to your interests as an investor.

Additionally, the company's management will have broad discretion in how to use the proceeds from this offering, and the actual use of proceeds may differ from the stated use of proceeds. Management may make decisions regarding business strategy, operations, or capital allocation that you believe are not in the best interests of the company or its shareholders, and you will have no recourse to challenge or prevent such decisions. The interests of management and controlling shareholders may not always align with the interests of minority investors, and conflicts of interest may arise. As a minority shareholder with limited governance rights, you must rely entirely on the judgment and integrity of management to operate the company in a manner that creates value for all shareholders.

As a medical device company, we are subject to extensive regulation by the U.S. Food and Drug Administration and comparable foreign regulatory authorities. Medical devices must receive FDA clearance or approval before they can be marketed and sold in the United States. The process of obtaining and maintaining regulatory clearances or approvals is expensive, time-consuming, and uncertain. We must demonstrate that our EndoSound Vision System is safe and effective for its intended use, and we must comply with extensive regulatory requirements governing device design, manufacturing, labeling, advertising, post-market surveillance, and reporting of adverse events.

Any failure to obtain necessary regulatory clearances or approvals, or any delays in obtaining such clearances or approvals, could prevent or delay commercialization of our products and materially harm our business. Additionally, even after receiving regulatory clearance or approval, we remain subject to ongoing FDA oversight and must comply with Quality System Regulations, Medical Device Reporting requirements, and other post-market obligations. The FDA may impose restrictions on the sale or use of our products, require recalls or corrections, or withdraw clearances or approvals if we fail to comply with regulatory requirements or if safety or efficacy concerns arise. Changes in regulatory requirements or enforcement priorities could also require us to modify our products, update our regulatory submissions, or incur additional compliance costs. Any regulatory enforcement actions, warning letters, or product recalls could damage our reputation and significantly harm our business prospects.

We rely on third-party suppliers and contract manufacturers to provide critical components, materials, and manufacturing services for the EndoSound Vision System and associated disposable products. Our dependence on these third parties exposes us to risks including supply interruptions, quality control issues, price increases, capacity constraints, and supplier financial instability. Any disruption in our supply chain, whether due to supplier performance issues, natural disasters, geopolitical events, transportation challenges, or other factors, could delay production, increase costs, or prevent us from fulfilling customer orders.

The medical device industry requires strict quality standards and regulatory compliance throughout the supply chain. If our suppliers fail to meet quality specifications, comply with regulatory requirements, or maintain adequate manufacturing controls, we could experience product defects, regulatory enforcement actions, or customer dissatisfaction. Additionally, if we need to qualify alternative suppliers due to performance issues or supply disruptions, the qualification process could be time-consuming and expensive, and could result in significant delays in our ability to manufacture and deliver products. We may also face challenges in scaling our supply chain to meet increasing demand as we expand commercialization, and any inability to secure adequate supply could limit our revenue growth and harm our competitive position.

Our business plan contemplates significant growth in sales, manufacturing, and operations as we expand commercialization of the EndoSound Vision System. Managing this growth will require substantial management attention and resources, including expansion of our sales force, scaling of manufacturing capacity, enhancement of quality and regulatory systems, and development of internal controls and operational infrastructure. As a small company with limited personnel and resources, we may face significant challenges in executing this growth strategy effectively.

Rapid growth could strain our management, operational, and financial resources, and could expose weaknesses in our systems and processes. We may experience difficulties in hiring and training qualified personnel, maintaining product quality and regulatory compliance, managing inventory and supply chain logistics, providing adequate customer support, and maintaining effective internal controls. If we are unable to manage growth effectively, we could experience operational inefficiencies, quality problems, customer dissatisfaction, regulatory compliance issues, or financial losses. Any failure to scale our operations successfully could impair our ability to capitalize on market opportunities and could materially harm our business prospects.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering? ⓘ

If we raise: **$50,000**

Use of Proceeds: If only the minimum target amount is raised, expected use of proceeds is approximately 41% product development, 24.4% hiring and payroll, 13% sales and marketing, 15.1% working capital and general corporate purposes, 6.5% Wefunder fee and related offering expenses. The issuer intends to prioritize essential operating execution and near-term milestones, and management may reallocate among categories based on hiring pace, customer demand, market conditions, and timing of expenditures.

If we raise: **$3,548,628**

Use of Proceeds: At the higher funding level, expected use of proceeds is approximately 25% product development and technology, 21.4% hiring and payroll, 23% sales and marketing, 24.1% working capital, operating reserves, and strategic initiatives, 6.5% Wefunder fee and related offering expenses. Additional proceeds are expected to support broader growth and reserve initiatives, and management may reallocate among categories, including in oversubscription scenarios, based on strategic priorities, business conditions, and timing of expenditures.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $30,000,000.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

ENDOSOUND, INC. is offering up to 2,808,792 shares of Series B-2 Preferred Stock, at a price per share of $1.2634.

The campaign maximum is $3,548,628.00 and the campaign minimum is $50,000.00.

Securities Issued by the SPV Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,

Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

- Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
- Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Series Seed-1 Preferred Stock	1950898	1950898	☑
Series A Preferred Stock	3898468	3898468	☑
Common Stock	30000000	8892830	☑
Series B-1 Preferred Stock	4000000	0	☐
Series B-2 Preferred Stock	4000000	0	☐

Class of Security	Total Pool	Issued
Warrants	None	
Options	5547103	

Describe any other rights:

Series Seed-1 Preferred Stock: Convertible to common 1-for-1 at original issuance price $0.90; liquidation preference $1,755,808; votes on as-converted basis; dividends when declared.
Series A Preferred Stock: Convertible to common 1-for-1 at original issuance price $1.311; liquidation preference $5,110,892; votes on as-converted basis; dividends when declared.
Common Stock: One vote per share; eligible for dividends when declared.
Series B-1 and Series B-2 Preferred Stock (authorized subsequent event): Authorized in March 2026 (subsequent event); 4,000,000 shares each for Series B-1 and B-2; par value $0.00001; no shares issued as of Dec 31, 2025.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).
These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.
To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.
Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;

the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

our results of operations, financial position and capital resources;

current business conditions and projections;

the lack of marketability of our common stock;

the hiring of key personnel and the experience of our management;

the introduction of new products;

the risk inherent in the development and expansion of our products;

our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note
Amount: $600,000.00
Outstanding principal plus interest: $600,000.00 as of 6/2/2026
Interest rate: 5.0% per annum
Discount: 20.0%
Valuation cap: $60,000,000.00
Maturity date: 12/31/2026

Related party
Name: Stephen Steinberg
Relationship: Co-founder, Chief Medical Officer

Convertible Note
Amount: $565,000.00
Interest rate: 5.0% per annum
Discount: 20.0%
Valuation cap: $60,000,000.00
Maturity date: 12/31/2026

Convertible Note

Amount: $700,000.00
Outstanding principal plus interest: $700,000.00 as of 6/10/2025
Interest rate: 5.0% per annum
Discount: 20.0%
Valuation cap: $60,000,000.00
Maturity date: 12/31/2025

Related party
Name: Scott Corbett
Relationship: Co-founder, Chief Technology Officer

Convertible Note
Amount: $1,440,000.00
Interest rate: 5.0% per annum
Discount: 20.0%
Valuation cap: $45,000,000.00

Convertible Note
Amount: $425,000.00
Interest rate: 5.0% per annum
Discount: 20.0%
Valuation cap: $60,000,000.00
Maturity date: 6/30/2025

Convertible Note
Amount: $10,000.00
Interest rate: 5.0% per annum
Discount: 20.0%
Valuation cap: $45,000,000.00
Maturity date: 12/30/2025

Convertible Note
Amount: $3,351,372.00
Interest rate: 5.0% per annum
Maturity date: 12/31/2026
Convertible Notes Payable | Lender: Various investors (including executive officers and existing stockholders) | 2024 Notes (including Reg CF tranche and related-party tranche): 5% per annum, maturity extended to Dec 31, 2026, convert at 80% of qualified financing price. Balance sheet line 'Convertible notes payable and accrued interest' = $3,853,254 at Dec 31, 2025 (principal $3,326,372 + accrued interest $141,124 per Note 7, plus accretion). Accounted for as stock-settled debt under ASC 480. | Related party: Yes (amount: $3,853,254)

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
11/2023	Regulation D	Priced Round	$3,746,499	General operations
5/2024	Regulation D, Rule 506(b)	Priced Round	$5,110,910	General operations
1/2025	Regulation D, Rule 506(b)	Convertible Note	$425,000	General operations
5/2025	Section 4(a)(2)	Convertible Note	$1,440,000	General operations
6/2025	Regulation D, Rule 506(b)	Convertible Note	$565,000	General operations
6/2025	Regulation D, Rule 506(b)	Convertible Note	$700,000	General operations
6/2025	Regulation D, Rule 506(b)	Convertible Note	$600,000	General operations
8/2025	Section 4(a)(2)	Convertible Note	$10,000	General operations
11/2025	Regulation Crowdfunding	Convertible Note	$1,451,372	General operations
5/2026	Regulation D, 506(b)	Priced Round	$0	General operations
5/2026	Regulation D, 506(b)	Priced Round	$236,994	General operations
12/2026	Regulation Crowdfunding	Convertible Note	$3,351,372	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: ⓘ

1. any director or officer of the issuer;

2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;

4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

In 2024, certain executive officers and employees of the Company elected to defer a portion of their salaries. Deferred compensation at December 31, 2024 amounted to $128,332 and is reported within accrued expenses in the accompanying balance sheet.

Name: Stephen Steinberg
Amount Invested: $600,000.00
Transaction type: Convertible Note
Issue date: 6/9/2025
Outstanding principal plus interest: $600,000.00 as of —
Interest rate: 5.0% per annum

Discount: 20.0%
Maturity date: 12/31/2026
Valuation cap: $60,000,000.00
Relationship: Co-founder, Chief Medical Officer

Name: Scott Corbett
Amount Invested: $700,000.00
Transaction type: Convertible Note
Issue date: 6/9/2025
Outstanding principal plus interest: $700,000.00 as of —
Interest rate: 5.0% per annum
Discount: 20.0%
Maturity date: 12/31/2025
Valuation cap: $60,000,000.00
Relationship: Co-founder, Chief Technology Officer

Name: Scott Corbett
Amount Invested: $105,420.00
Transaction type: Priced Round
Issue date: 6/24/2021
Relationship: Co-founder & Chief Technology Officer

Name: Stephen Steinberg, MD
Amount Invested: $105,398.00
Transaction type: Priced Round
Issue date: 6/24/2021
Relationship: Co-founder & Chief Medical Officer

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Provides access to endoscopic ultrasound technology for the diagnosis and treatment of various disorders of the digestive tract. Founded in 2016 as a Florida LLC; converted to Delaware corporation in June 2020.

We are an early-stage company and have generated operating income and positive cash flows from operations in recent periods. There can be no assurance that we will continue to be profitable in future periods.

As of May 1, 2026, we had cash and cash equivalents of approximately $150,000.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of the date of the financial statements included in this offering statement, our total assets were $1,075,346 and our current and non-current liabilities, as reflected in available financial statement fields, were $4,260,691.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of the date of the financial statements included in this offering statement, we had cash and cash equivalents of approximately $618,783.

Based on our current operations, we have a monthly net profit of approximately $220,364.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of 1 convertible note and approximately $3,351,372 in aggregate principal obligations. The indebtedness consists of $3,351,372. The material terms of such indebtedness are described in Item 24 of this Form C and include 5% interest rate, maturity on 2026-12-31.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $7,097,871.37.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used primarily to accelerate commercial growth and expand adoption of the EndoSound Vision System. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, Scott Aldrich Jr, certify that:

(1) the financial statements of ENDOSOUND, INC. included in this Form are true and complete in all material respects; and

(2) the financial information of ENDOSOUND, INC. included in this Form reflects accurately the information reported on the tax return for ENDOSOUND, INC. filed for the most recently completed fiscal year.

Scott Aldrich Jr

Scott Aldrich Jr
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:



(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future

violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include: ⓘ

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://endosound.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement

- EndoSound Preferred Stock Agreement June 2026

Appendix C: Financial Statements

- Financials 1

- Financials 2

Appendix D: Director & Officer Work History

- Josh Cohn (AKA Kevin Cohn)

- Morris Sandler

- Nicholas Puro

- Paul Henwood

- Scott Aldrich Jr

- Scott Corbett

- Stephen Steinberg

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
    SPV Subscription Agreement
    EndoSound Preferred Stock Agreement June 2026
Appendix C: Financial Statements
    Financials 1
    Financials 2
Appendix D: Director & Officer Work History
    Josh Cohn (AKA Kevin Cohn)
    Morris Sandler
    Nicholas Puro
    Paul Henwood
    Scott Aldrich Jr
    Scott Corbett
    Stephen Steinberg

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to the Lead Investor Agreement

☑ I agree to the Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ENDOSOUND, INC.

By

Scott Aldrich Jr

Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Scott Aldrich Jr

Chief Executive Officer
5/28/2026

Scott Sutherland Corbett III

CTO
5/28/2026

Stephen Steinberg

COB
5/28/2026

Morris Sandler

Board Member
5/29/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.